UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark one)
[x]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File Number:	001-14157 (Telephone and Data Systems, Inc.)
001-09712 (United States Cellular Corporation)

A. Full title of the plan and the address of the plan, if different from that of the issuer names below:

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

United States Cellular Corporation
8410 West Bryn Mawr Ave.
Chicago, IL 60631

Telephone and Data Systems, Inc.
Tax–Deferred Savings Plan
Financial Report
December 31, 2018

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information
Schedule of Assets (Held at End of Year)	10

Exhibits	11

No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee and Plan Participants of
Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2006.

By:    /s/ RSM US LLP
RSM US LLP

Indianapolis, Indiana
June 28, 2019

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets
Investments, at fair value	$984,899,439	$1,031,791,112
Receivables:
Accrued income	140,930	129,058
Contributions in transit and other	759	2,746,244
Notes receivable from participants	14,308,081	13,906,185
Total receivables	14,449,770	16,781,487

Total assets	999,349,209	1,048,572,599

Liabilities
Distributions in transit and other	151,728	263,258

Net assets available for benefits	$999,197,481	$1,048,309,341

See Notes to Financial Statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2018

Additions to plan assets attributed to
Investment income (loss):
Interest and dividends	$12,870,434
Net depreciation in fair value of investments	(64,510,090)
Total investment income (loss)	(51,639,656)

Interest income on notes receivable from participants	680,232

Contributions:
Participant	59,424,918
Participant rollover	3,295,267
Employer	24,261,332
Total contributions	86,981,517

Total additions	36,022,093

Deductions from plan assets attributed to
Benefits paid to participants	83,750,014
Administrative expenses	1,383,939
Total deductions	85,133,953

Net decrease	(49,111,860)

Net assets available for benefits:
Beginning of year	1,048,309,341

End of year	$999,197,481

See Notes to Financial Statements.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2018 and 2017
Notes to Financial Statements

Note 1 DESCRIPTION OF THE PLAN
The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the Plan) provides only general information.  Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan official plan document or summary plan description for a more complete description of the Plan's provisions.
General
The Plan is a contributory tax-qualified profit sharing plan established by Telephone and Data Systems, Inc.  (TDS or the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).  The Company is the administrator and sponsor of the Plan and The Northern Trust Company (Northern Trust) is the directed trustee and asset custodian of the Plan.  Northern Trust also provides record keeping and reporting services to the Plan in conjunction with Alight Solutions (Alight), the Plan's third party administrator.  All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) whom are age twenty-one or older generally are eligible to participate.  The Plan allows eligible employees to enter the Plan upon the latter of 30 days of continuous service with the employers or their twenty-first birthday.  Participation in the Plan is voluntary, however, any eligible employee who does not enroll on his or her own, or opt out of automatic enrollment, will be automatically enrolled in the Plan starting on his or her eligibility date (or as soon as practicable thereafter).
The Plan's assets are overseen by the Investment Management Committee.  The Investment Management Committee is authorized to select investment options and to invest Plan assets as directed by the participants (or in the absence of such a direction, as determined by the Investment Management Committee).
Contributions
Participants may contribute to the Plan on a pre-tax basis (before-tax contributions) or on a designated Roth basis (after-tax contributions).  The combined pre-tax and designated Roth contributions may not exceed 60% of the Participant’s compensation, as defined in the Plan, or exceed the maximum annual contribution amount per participant set forth in the Internal Revenue Code (IRC).  Participants may also contribute amounts representing eligible distributions from other qualified plans or individual retirement accounts (rollover contributions).
Newly eligible employees with 30 days of continuous service are automatically enrolled in the Plan on a pre-tax basis at a 6% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the participants elect otherwise.  The Vanguard Target Date Retirement Funds are used as the Qualified Default Investment Alternative for automatic enrollment.
The employer matching contribution is 100% of the first 3% of a participant’s before-tax and designated Roth contributions and 40% on the next 2% of before-tax and designated Roth contributions.
Participants' Accounts and Investment Options
Each participant's account is credited with the participant's before-tax and designated Roth contributions, rollover contributions, employer matching contributions and investment income, and reduced by investment loss and fees.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Contributions are invested in accordance with the participant’s investment elections.  Participants may invest their accounts in a variety of investment options as more fully described in the Plan's literature.  Participants may change their investment elections via telephone or internet.  Participants can direct no more than 20% of their contributions into the TDS Common Stock Fund and the U.S. Cellular Common Stock Fund, on a combined basis.
Vesting
Participants are always 100% vested in their before-tax, designated Roth and rollover contributions plus earnings thereon.  Vesting in employer matching contributions plus earnings thereon is based on years of vesting service.  Employer matching contributions vest 34% after the participant completes one year of vesting service; and 100% after the participant completes two years of vesting service.
A participant also becomes 100% vested in employer matching contributions plus earnings thereon upon termination of employment after attaining age 65 or due to death or total and permanent disability (as defined in the Plan and determined by the disability insurer).

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2018 and 2017
Notes to Financial Statements

Forfeited Accounts
For the year ended December 31, 2018, forfeited non-vested accounts used to reduce employer contributions were $585,822.
Payment of Benefits
Vested benefits may be paid to the participant upon termination of employment in the form of a lump sum payment, partial distribution (of not less than $500) or installments.  Alternatively, a terminated participant may rollover the eligible portion of his or her vested benefits to an eligible retirement plan or individual retirement account.  Participants experiencing a qualified financial hardship, on a qualified military leave or who have attained age 59½ may withdraw a portion of their vested account balance as defined in the Plan while employed by the Company.
Notes Receivable from Participants
Participants may borrow from their Plan accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions and related earnings).  These notes are secured by the remaining balance in the participant's account.  The notes bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the note is processed.  Principal and interest are generally paid ratably through after-tax payroll deductions.  The repayment period on the note generally ranges from one to five years.  Notes are considered delinquent if no note payment is received during two consecutive pay periods.  If the delinquency is not cured, the loan will be considered in default and taxation will occur.
Termination of Plan
Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their accounts.
Plan Expenses
Certain administrative, recordkeeping and trustee fees are paid by Plan participants.  Auditing and investment consulting fees are paid by TDS.  Investment option expenses and loan origination fees are paid by Plan participants.  Plan participants also pay participant-initiated transaction fees (distribution, withdrawal, Qualified Domestic Relations Order, etc.).
Note 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RECENT ACCOUNTING PRONOUNCEMENTS
Basis of Accounting and Use of Estimates
The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates and assumptions.
Investment Valuation and Income Recognition
Investments are reported at fair value.  See Note 3 – Fair Value Measurements for further information on the fair value of the Plan’s investments.  The Plan’s Investment Management Committee determines the Plan’s valuation policies utilizing information provided by the investment advisers and custodians.
Net depreciation in fair value of investments included in the accompanying Statement of Changes in Net Assets Available for Benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in the fair value of investments.  The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.
Purchases and sales of securities are recorded on a trade date basis.  Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2018 and 2017
Notes to Financial Statements

Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Interest income is recorded on the accrual basis.  Delinquent participant notes are reclassified as distributions in accordance with the terms of the Plan document.  Notes receivable from participants have been classified as an investment asset for Form 5500 reporting purposes and, accordingly, have been included as an investment in the supplemental schedule, Schedule H, Line 4i – Schedule of Assets (Held at End of Year).
Payment of Benefits
Benefit payments are recorded when paid.
Accounting for Uncertainty in Income Taxes
Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2018 or 2017.  With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities for years before 2015.
Investment Risk
Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.
Note 3 FAIR VALUE MEASUREMENTS
Fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price) in an orderly transaction between market participants.  The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  U.S. GAAP establishes a fair value hierarchy that contains three levels for inputs used in fair value measurements.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described below:
Level 1 - Quoted market prices for identical assets and liabilities in active markets;
Level 2 - Quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets;
Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.  At December 31, 2018 and 2017, the Plan held no Level 2 or Level 3 assets.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
The Plan values shares of TDS Common Stock and Common Stock of United States Cellular Corporation (U.S. Cellular), a TDS subsidiary, based on the closing price reported on the active market in which the securities are traded.  These securities are classified as Common Stock of the Plan Sponsor and Subsidiary.  The Plan also values Mutual Funds based on the closing price reported on the active market in which the individual securities are traded.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2018 and 2017
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Plan's investments at fair value at December 31, 2018 and 2017, respectively.

December 31, 2018	Level 1	Total
Mutual Funds	$516,317,656	$516,317,656
Common Stock of Plan Sponsor and Subsidiary	26,159,486	26,159,486
Total investments in the fair value hierarchy	$542,477,142	$542,477,142
Bank common trusts measured at net asset value
Target Retirement(1) (2)		288,280,092
Bond(1) (3)		73,061,053
Investment contracts(1) (4)		81,081,152
Total investments at fair value		$984,899,439

December 31, 2017	Level 1	Total
Mutual Funds	$556,217,255	$556,217,255
Common Stock of Plan Sponsor and Subsidiary	25,271,862	25,271,862
Total investments in the fair value hierarchy	$581,489,117	$581,489,117
Bank common trusts measured at net asset value
Target Retirement(1) (2)		300,658,324
Bond(1) (3)		71,361,619
Investment contracts(1) (4)		78,282,052
Total investments at fair value		$1,031,791,112

[1] Certain investments that are measured at fair value using the net asset value (NAV per share or its equivalent) practical expedient have not been categorized in the fair value hierarchy.  The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

[2]  The Vanguard Target Retirement Trusts invest mainly in mutual funds with the remainder invested in money market funds.  The fair value of these trusts is calculated using the market approach which values the underlying investments of the trust based on observable market prices.  These trusts are measured at fair value based on the NAV per share.

[3] The BlackRock Intermediate Government/Credit Bond Index Fund F (BlackRock Bond Fund) is a bank maintained collective investment fund that invests in bond index funds and other short-term investments.  The fair value is calculated using the market approach which values the underlying investments in the fund using observable inputs for similar assets.  The BlackRock Bond Fund is measured at fair value based on the NAV per share.

[4] The Vanguard Retirement Savings Trust II is a collective trust that invests in the Vanguard Retirement Savings Master Trust, which invests in traditional and synthetic investment contracts backed by investments issued by insurance companies and banks. The fair value is determined based on the underlying investments of the common trust as traded in active markets or valued using significant observable inputs. The NAV for the investment contracts is $1 per share.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2018 and 2017
Notes to Financial Statements

The tables below summarize the Plan’s investments that are measured at fair value based on the NAV per share at December 31, 2018 and 2017, respectively.

December 31, 2018	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period (1)
Bank common trusts
Target retirement	$288,280,092	$—	Daily	One month
Bond	73,061,053	—	Daily	One month
Investment contracts	81,081,152	—	Daily	Twelve months

December 31, 2017	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period (1)
Bank common trusts
Target retirement	$300,658,324	$—	Daily	One month
Bond	71,361,619	—	Daily	One month
Investment contracts	78,282,052	—	Daily	Twelve months
[1] There are no participant redemption restrictions for these investments. The redemption notice period is applicable only to the Plan.

Note 4 PARTIES-IN-INTEREST
Certain Plan assets are invested in the Northern Institutional Funds U.S. Government Select Portfolio.  Northern Trust is the directed trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.  Alight provides certain reporting and administrative services to the Plan and is the third party administrator of the Plan, therefore, these transactions qualify as party-in-interest transactions.  The aggregate cost of administrative charges to the Plan by Northern Trust and Alight was $1,395,635 for the year ended December 31, 2018.
Notes receivable from participants also qualify as party-in-interest transactions.
The Plan invests in common stock of U.S. Cellular and TDS.  Transactions in shares of U.S. Cellular and TDS common stock qualify as party-in-interest transactions under the provisions of ERISA.  During the year ended December 31, 2018, the Plan made participant-directed purchases of $1,917,016 and sales of $7,083,085 of TDS and U.S. Cellular common stock on an aggregate basis.
Note 5 TAX STATUS
The Plan obtained its latest determination letter on February 25, 2015 in which the Internal Revenue Service stated that the Plan, as designed, complied with the applicable requirements of the IRC, and the related trust was exempt from taxation.  The Plan has been amended since the receipt of the determination letter.  The Plan Administrator believes that the Plan is designed and being operated in material compliance with the applicable requirements of the IRC.  Therefore, the Plan Administrator believes that the Plan was qualified and the related trust was tax-exempt at December 31, 2018.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

December 31, 2018 and 2017
Notes to Financial Statements

Note 6 RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

A reconciliation between the financial statements and Form 5500 at December 31, 2018 and 2017 is as follows:
	2018	2017
Total net assets per Form 5500, Schedule H	$999,172,485	$1,048,281,472
Deemed distributions of notes receivable from participants	24,996	27,869
Net Assets Available for Benefits Per Financial Statements	$999,197,481	$1,048,309,341

Change in net assets per Form 5500, Schedule H	$(49,108,987)
Change in deemed distributions of notes receivable from participants	(2,873)
Changes in Net Assets Available for Benefits Per Financial Statements	$(49,111,860)

Note 7 SUBSEQUENT EVENTS
The Plan’s management evaluated subsequent events from December 31, 2018 through June 28, 2019, the date and time these financial statements were issued.  There have been no significant subsequent events during this period that require adjustments to or disclosure in the financial statements as of December 31, 2018 and for the year then ended.

Telephone and Data Systems, Inc.
Tax-Deferred Savings Plan

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
Plan 003 EIN 36-2669023
December 31, 2018

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		Cost	Current Value
	Bank Common Trusts
	Vanguard Retirement Savings Trust II	81,081,152	Shares	**	$81,081,152
	Vanguard Target Retirement Income Trust II	195,444	Shares	**	6,506,346
	Vanguard Target 2015 Retirement Trust II	176,622	Shares	**	5,560,070
	Vanguard Target 2020 Retirement Trust II	643,224	Shares	**	20,287,288
	Vanguard Target 2025 Retirement Trust II	1,107,327	Shares	**	34,592,884
	Vanguard Target 2030 Retirement Trust II	1,213,325	Shares	**	37,346,133
	Vanguard Target 2035 Retirement Trust II	1,379,796	Shares	**	42,787,477
	Vanguard Target 2040 Retirement Trust II	1,238,324	Shares	**	39,316,774
	Vanguard Target 2045 Retirement Trust II	1,316,483	Shares	**	41,798,322
	Vanguard Target 2050 Retirement Trust II	1,176,266	Shares	**	37,522,880
	Vanguard Target 2055 Retirement Trust II	488,884	Shares	**	20,885,141
	Vanguard Target 2060 Retirement Trust II	49,786	Shares	**	1,676,777
	BlackRock Intermediate Government/Credit Bond Index Fund F	2,713,966	Shares	**	73,061,053

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	409,738	Shares	**	13,332,874
*	United States Cellular Corporation	246,808	Shares	**	12,826,612

	Mutual Funds
	Vanguard Institutional Index Fund	569,212	Shares	**	129,535,609
	Vanguard Small Cap Value Index Fund	1,729,118	Shares	**	47,360,540
	Vanguard Value Index Fund	1,740,654	Shares	**	66,440,758
	Vanguard Small Cap Growth Index Fund	1,262,547	Shares	**	53,532,012
	Vanguard Growth Index Fund	1,698,168	Shares	**	117,326,441
	Vanguard Total International Stock Index Fund	1,003,589	Shares	**	101,844,166
*	Northern Institutional Funds U.S. Government Select Portfolio	278,130	Shares	**	278,130

*	Participants	Participant loans (interest rates range from 4.25% to 10.25%, maturing through January 2024)			14,283,085
					$999,182,524
* Represents a party-in-interest, as defined by ERISA.
** Cost omitted for participant directed investments.

Exhibits

Exhibit Number	Description of Documents

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator, has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

		By:	/s/ Daniel J. DeWitt
Daniel J. DeWitt, Senior Vice President - Human Resources

		By:	/s/ Anita Kroll
Anita J. Kroll, Vice President - Controller and Chief Accounting Officer

Dated:	June 28, 2019